
Mail Stop 3720

December 14, 2006

Via U.S. Mail and Fax (402-458-2399)
Mr. Michael S. Dunlap
Chairman and Co-Chief Executive Officer
Nelnet, Inc.
121 South 13th Street, Suite 201
Lincoln, NE 68508

      RE: **Nelnet, Inc.**
                  Form 10-K for Fiscal Year Ended December 31, 2005
                  Filed March 13, 2006

                  Forms 10-Q for March 31, 2006 and June 30, 2006 and Form 10-Q/A for
                  September 30, 2006
                  File No. 1-31924

Dear Mr. Dunlap:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

General

1.   We note your numerous acquisitions in the periods presented. Please tell us your consideration of significance for presenting financial statements under Rule 3-05 of Regulation S-X. Also tell us how you determined that you did not have to provide either financial statements or pro forma financial information of Form 8-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

2.   Please revise to provide discussions for each reportable segment.

Non-GAAP Performance Measures, page 34

3.   You have provided Base net income, excluding the special allowance yield adjustments that eliminate certain items.   If you continue to present this measure, provide detailed disclosures why you believe a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following:
- the manner in which you use this non-GAAP measure to conduct or evaluate the business;
- the economic substance behind your decision to use such a measure;
- a detailed explanation as to how each amount is computed;
- the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income; and
- the manner in which management compensates for these limitations when using this non-GAAP financial measure.

After we have reviewed your response, we may have additional comments.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

4.   Do not net assets and liabilities in disclosing the fair value of your derivative instruments.

Notes to Consolidated Financial Statements

5.   Please delete your presentation of the calculation of adjusted base net income per share throughout your filing.

6.   We note that you utilized an independent third-party valuation to assist in the determination of the value of your acquired identifiable tangible and intangible assets and liabilities for certain acquisitions. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

Note 2. Summary of Significant Accounting Policies and Practices

General

7.   Tell us and disclose in your next submission your policy for testing goodwill and other assets for impairment.

8.   Please provide the disclosure required by paragraph 17 of FAS 140.

Note 3. Business and Certain Asset Acquisitions, page F-13

9.   Provide the disclosure required by paragraphs 51 to 57 of FAS 141.

10.   Disclose your financial reporting for additional or contingent consideration that will be paid or has been paid for each applicable acquisition.

11.   We note that for some acquisitions that you indicate the effective date rather than the acquisition date. Please revise your financial statements to use the actual acquisition date.

12.   Tell us and disclose in your next submission how you determined the fair value of your stock that was given for acquisition. Tell us your consideration of FAS 141.

13.   Please tell us your consideration of paragraphs A10 to A28 of FAS 141 in determining the amounts that were assigned to amortizable intangibles for your acquisitions during the periods presented. Tell us the values of the amortizable intangibles, their amortization periods, and amortization methods for each acquisition.

14.   For each amortizable intangible disclosed, disclose the method of amortization as well as the amortization period. Tell us how you determined that the method was appropriate in accordance with the accounting literature.

15.	Tell us and disclose in your next submission how you accounted for the put and call options associated with your acquisition of 50% of the membership interest in Premiere Credit of North America, LLC.

16.	Tell us and disclose in your next submission how much you paid for the portfolio of federally-insured loans with an aggregate outstanding balance of $175.1 million that you acquired from RISLA.

17.	We note that you paid $109.3 million over par value and accrued interest to purchase the FFELP student loan portfolio from Chela and that $9 million and $1 million of the purchase price was allocated to future origination rights and furniture and equipment. Tell us how you allocated the remaining purchase price.

Note 4. Intangible Assets and Goodwill, page F-17

18.	Tell us how you arrived at the $20,280 value assigned to trade names.

19.	Tell us how you have applied the guidance in paragraphs 32 to 35 of FAS 142 for assigning assets and goodwill to reporting units.

Note 5. Student Loans Receivable

20.	Tell us how you assessed unamortized loan premiums for impairment in light of the OIG of the Department of Education determination that certain loans are no longer eligible for the special allowance payment equal to a 9.5% minimum rate of return.

Forms 10-Q for March 31, 2006 and June 30, 2006 and Form 10-Q/A for September 30, 2006

General

21.	Please revise, as appropriate for comments issued regarding Form 10-K for the year ended December 31, 2005.

22.	Provide the disclosure required by paragraphs 58 of FAS 141.

Note 2. Recent Developments, page 6

23.	In light of the findings of the OIG for the Department of education, expand your discussion in MD&A to discuss the ramifications and the impact on future operations as well as the impact of a potential repayment of the 9.5% minimum that the OIG alleges has been overpaid. Discuss in detail why you believe that the OIG has made an incorrect conclusion and why the OIG declined to accept your rebuttal of its conclusions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Accounting Pronouncements, page 40

24.   Disclose the impact of the adoption of FAS 156 and FIN 48 on your results of operations
        and financial condition.

                                    *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Please furnish your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filings or in response to our comments on your filings.

        You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Dean
Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments
on the financial statements and related matters. Please contact me at (202) 551-3810 with any
other questions.

                                    Sincerely,

Larry Spirgel
Assistant Director